March 14, 2018

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: Terence O’Brien

Re:	Landec Corporation (CIK No. 0001005286) Annual Report on Form 10-K, filed August 11, 2017 As Amended by Amendment No. 1 on Form 10-K/A, filed August 15, 2017

Dear Mr. O’Brien:

Landec Corporation (the “Company”) is transmitting via Edgar with this letter, for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 on Form 10-K/A to the above referenced Annual Report on Form 10-K (the “Revised Filing”). This letter together with the changes reflected in the Revised Filing respond to the Staff’s comments contained in its letter dated February 16, 2018.

For your convenience, this letter sets forth in italics the Staff’s comment before our response. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Filing.

Form 10-K/A for Fiscal Year Ended May 28, 2017

Pursuant to Rule 12b-15 of Regulation 12B, amendments filed pursuant to this section must set forth the complete text of each item as amended. In the explanatory note of your amended filing, you state that this amendment was filed to correct a typographical error in the date of the Opinion. Accordingly, the entirety of Item 8 for which the Opinion is a part, inclusive of a full set of financial statements and accompanying notes, must be included in your amended filing. Please file an amended filing that complies with the cited guidance. Please also include appropriately revised certifications.

In response to the Staff’s comment, the Company has provided the entirety of Item 8 in the Revised Filing.

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Securities and Exchange Commission
March 14, 2018

If we can be of any assistance in explaining this response or the changes in the Revised Filing, please contact me at (650) 261-3677.

Very truly yours,

/s/ Gregory S. Skinner

Gregory S. Skinner
Vice President of Finance and Chief Financial Officer

cc:	Geoffrey P. Leonard (King & Spalding LLP) Todd Silva (Ernst & Young LLP)